November 28, 2006

Derek Swanson, Esq.
Division of Corporate Finance
U.S. Securities & Exchange Commission
Mail Stop 3720
Washington, D.C. 20549

RE:               Somerset International Group, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed October 26, 2006
File No. 333-138224

Dear Mr. Swanson:

We represent Somerset International Group, Inc. (“Somerset” or the “Company”). We are in receipt of your letter dated November 21, 2006 regarding the above referenced filing and the following are our responses:

Form SB-2

General

1.
Given the nature and size of the transaction being registered for resale by Dutchess Private Equities Fund, L.P, (e.g, you are registering greater then 2.8 times the number of shares currently issued and outstanding), advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

Answer:     The SB-2 has been revised to only register 2,000,000 shares which is less than thirty (30%) percent of the Company’s issued and outstanding shares to address this issue.  In addition, please note that Dutchess Private Equities Fund, LP, their affiliates, and those with whom they have a contractual relationship (collectively, the “Dutchess”), have no relationship with the Company other than as one of its creditors. The Company is not a subsidiary of the Investors as defined in Rule 405, and accordingly, the Company may file a shelf registration statement under Rule 415(a)(1)(i) to cover the sale of the common shares underlying the equity line of credit.

While the Company recognizes that a sale of all or even a substantial part of the shares underlying the equity line would deem the Company a subsidiary, the Company can not convert more than $250,000 shares at any one time and Dutchess, in accordance with the Investment Agreement, is contractually bound to at no time to hold more than 4.99% of the Company’s common shares. In 2001, the Commission filed an amicus curae brief before the 2nd Circuit appeals court regarding Levy v. Southbrook Int’l Investments upholding the position that such contractual provisions prevent investors from being considered beneficial owners of a company. The $5,000,000 Equity Line of Credit was designed with the knowledge of the Staff’s position on this matter.

In addition, Dutchess hold no rights as stockholders. The instruments do not provide Dutchess with the ability to elect officers or directors, nor do they limit the ability of the Company to transact business in the ordinary course.

Despite the amount of shares being registered, this offering should be construed as a secondary as oppose to a primary offering. Telephone Interpretation D-29 states that consideration be given to 1) how long the selling security holder has held these shares, 2) the circumstances under which the securities were acquired, 3) the relationship between the selling security holder and the issuer, 4) the amount of securities involved, 5) whether the security holder is in the business of underwriting securities, and 6) whether it appears that the seller is acting as a conduit for the issuer.

            Dutchess is providing a much needed source of financing for the Company in the form of the equity line debt. Dutchess can not sell any shares, unless and until, the Company decides to take money under the equity line. Even if the Company elects to do so, they are limited in the amount that can takecan only take small portions which limits the amount of shares that Dutchess can sell. Accordingly, it would take an extended period of time Dutchess to sell all the shares possibly available under equity line even if the Company decided to the conversion option. Also, Dutchess has no prior relationship with the Company and are not in the business of underwriting securities. In addition, please note that this is just an approximate number of shares being registered and it is possible that the Company is successful in achieving its business goals and the stock appreciates and some or all of the shares are never used.

2.	Please update your financial statements when you revise your registration statement.

Answer:     The financial statements and SB-2 have been updated through September 30, 2006.

The Offering, page 2

3.	Please disclose that the number of shares included in the registration statements is “_”% of the total common stock outstanding.

Answer:     This section has been revised to disclose that disclose that the number of shares included in the registration statements is 28.8% of the total common stock outstanding.

4.
Whenever the selling stockholder sells shares issued under the equity line, the company will have received proceeds when it puts shares to the selling stockholder. Therefore, revise your references to “use of proceeds” here and elsewhere in the prospectus to focus the discussion on the company’s expected use of proceeds from the equity line.

Answer:     This section and the prospectus has been revised to discus the Company’s use of proceeds.

Transaction with Dutchess Private Equities Fund, LLP, page 12

5.
The reference to $100,000 here is inconsistent with the dollar amount to which Somerset is entitled under the Investment Agreement ($250,000). See section 2(B)(I) of the Investment Agreements, filed as Exhibit 10.17. Please revise to reconcile this discrepancy and make the disclosure consistent throughout the prospectus.

Answer:     This section has been revised to $250,000 to be consistent with the Investment Agreement.

Plan of Distribution, page 13

6.
Revise your discussion of Regulation M to more specifically identify the restrictions that will be applicable to the company and Dutchess Private Equities during the distribution period. Revise to identify the prohibited activities, disclose, if known, the anticipated length of the distribution period, and confirm that Dutchess Private Equities and the company are both aware of the plan to comply with the restrictions under Regulation M.

Answer:     This section has been revised to more specifically identify the restrictions that are applicable to the Company and Dutchess under Regulation M. Both Dutchess and the Company have confirmed that they are aware of the plan to comply with the restrictions under Regulation M and during the distribution period.

7.
Indicate whether Dutchess Private Equities intends to immediately sell the securities received in connection with the equity line. Discuss whether Dutchess Private Equities intends on entering into any sale or derivative transactions involving the company’s stock following notice of a put.

Answer:     This section has been revised to disclose that Dutchess intends to immediately sell the securities received in connection with the equity line and that it intends on entering into sales or derivatives transactions involving the Company’s stock following notice of a put.

Legal Opinion

8.
Please note that the legal opinion issued by Anslow & Jaclin, LLP does not give any legal opinion with respect to the shares to be issued in connection with the offering. Please re-file an opinion of counsel that the 20 million shares included in the registration will be, issued, legally issued, fully paid, and non-assessable.

Answer:     The legal opinion has been revised to set forth that the 2 million shares included in the registration will be, issued, legally issued, fully paid, and non-assessable.

Very truly yours,

ANSLOW & JACLIN, LLP

By:     /s/ Gregg E. Jaclin
GREGG E. JACLIN